FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of November, 2004

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

NOTIFICATION OF MAJOR INTERESTS IN SHARES

Section 198 - Companies Act 1985

The Company was notified today that Cater Allen International Limited had a notifiable interest as at 26 November 2004 in 349,943,761 ordinary shares of US$0.50 each in HSBC Holdings plc, representing approximately 3.15% of the ordinary shares in issue.

A copy of the letter of notification is quoted below.

N S Black

Assistant Secretary

HSBC Holdings plc

Letter to HSBC Holdings plc dated 26 November 2004 from Kevin Whittern, Compliance Officer, Cater Allen International Limited

"Dear Sir

Notification of Interest in Shares pursuant to Part VI of the Companies Act 1985 (as amended)

In accordance with Part VI of the Companies Act 1985 (as amended), please note that I have been made aware, as of today the interests of Cater Allen International Limited (CAIL) in the ordinary shares of HSBC Holdings Plc has increased to 349,943,761 ordinary shares or 3.15% of the issued share capital.

This holding has arisen from stock loan transactions done under the relevant approved documentation as a principal trading member of the London Stock Exchange.

Yours faithfully,

Kevin Whittern

Compliance Officer

Cater Allen International Limited"

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

                                                                                                                                                                                             By:

                                                                                                                                                                                             Name: P A Stafford

                                                                                                                                                                                             Title: Assistant Group Secretary

                                                                                                                                                                                             Date: November 29, 2004